

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2015

<u>Via E-mail</u>
Jeffrey T. Hanson
Chief Executive Officer
Griffin-American Healthcare REIT IV, Inc.
18191 Von Karman Avenue, Suite 300
Irvine, California 92612

>   **Re: Griffin-American Healthcare REIT IV, Inc.**
>   **Amendment No. 1 to Draft Registration Statement on Form S-11**
>   **Submitted April 30, 2015**
>   **CIK No. 0001632970**

Dear Mr. Hanson:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1.   We note your response to comment 1 of our comment letter dated March 12, 2015. We have referred your analysis to the Division of Investment Management and they will contact you directly when they have completed their review. Please feel free to contact the Division of Investment Management staff member referenced below regarding their review.

<u>Investment Objectives, Strategy and Criteria, page 77</u>

<u>Investment Strategy</u>

<u>Real Estate Investments, page 83</u>

2.   We note your response to comment 10 in our letter dated March 12, 2015. Please revise your disclosure in this section consistent with your stated expectations regarding international acquisitions as noted in the risk factor on page 48 or advise.

<u>Prior Performance Summary</u>

<u>Program Co-Sponsored by American Healthcare Investors and Griffin Capital, page 118</u>

3.   Please indicate the approximate percentage of the overall data that represents activities of programs with similar investment objectives or advise. See Item 8.A.1. of Industry Guide 5.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Property Acquisitions, page 131</u>

4.   We note your response to prior comment 14. Please tell us how your policy of using thresholds for recording the above/below market components of acquired in-place leases, as well as the assumption of renewals for below market intangibles when rent option is greater than 5% below estimated market rent, complies with ASC 805-20-25-12. Additionally, please clarify if your case-by-case review of renewal options will include only leases that exceed the 5% threshold.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Jennifer Monick, Staff Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Seth K. Weiner
        Morris, Manning & Martin, LLP
        Hunton & Williams LLP